Exhibit 99.2

INFOSYS
CONFERENCE CALL
December 18, 2003

Moderator: Good evening ladies and gentlemen. I am Pratibha the moderator for this conference. Welcome to the Infosys conference call. For the duration of the presentation, all participants’ lines will be in the listen only mode. I will be standing by for the question and answer session. I would like to hand over to the Infosys management. Thank you and over to Infosys.

Krishnan: Thank you Pratibha. Good evening to everybody in India and good morning to everybody in the United States. We are sorry for the delay in the conference call. I am Krishnan and I am a member of the investor relations team in Bangalore. Thank you all for joining us today to discuss the transaction involving acquisition of Expert Information System Services PTY Limited, Australia. Joining me in this conference room in Bangalore, India, is CEO and President Mr. Nandan Nilekani, CFO, Mr. Mohandas Pai, Vice President Finance and Company Secretary, Balakrishnan, COO, Kris Gopalakrishnan has joined us from Miami, US. We will start with a brief statement on the transaction after which we will open up the discussion for question and answers. We will start with analysts in India for about 20 minutes followed by discussion with analysts in the US. During the period of discussion with Indian analysts the participants in the US will be on listen only. Before I hand over to Mr. Nilekani, I would like to inform all of you of the safe harbor. Anything we say that refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and the explanation of these risks is with our filings with the SEC, which may be found on www.sec.gov. I would also like to remind all of you that this conference call is being recorded. I would now like to hand over to Mr. Nandan Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani: Thank you Krishnan. I think most of you know the details and quick highlights. Infosys is acquiring 100% of Expert Information Systems PTY, Australia. The purchase price is AUS $31 million; which is about USD $22.9 million. Out of this AUS $19 million is upfront payment and escrow, and AUS $12 million is earn out and termination bonus. The company has 330 employees, they will be combined with the 73 employees of Infosys and they will all become part of one company call Infosys Technologies (Australia) PTY Limited, and the CEO Gary Ebeyan of Expert will become the CEO of the Infosys subsidiary. I think all the other details are there in the press release as well as our presentation on the web, and I am sure you have gone through it, so I wouldn’t spent anymore time and throw open the floor for questions.

Moderator: Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. To ask a question please press *1 now.

First in line we have Mr. Amit Khurana from Birla Sunlife Securities.

Amit Khurana: Yeah hi. What are the two or three broad triggers that lead you to take this decision, I mean I am just trying to understand from the perspective whether it was the skill set on technology side or on the functional side or the financial parameters that led to the final decision being made.

Nandan Nilekani: Well you know one is that it helps us to expand our presence in the Australian market. This company has 330 professionals out of which about 40 are support and 290 are software people. The software people are project managers, architects, domain experts, and you know people who are very high caliber and we thought that this combination would help us jump-start our Australian operations. We also believe that we can combine their skills with our global delivery model and we also have some very large common customers where we feel there is tremendous synergy.

Amit Khurana: Okay. The followup to that was I mean is there should we be assuming that after acquisition our skill sets in the respective domain are better off and if yes in what way?

Nandan Nilekani: No I think you know first of all we are adding 330 employees to Infosys, and in one swoop we are actually doubling the number of international employees of Infosys. These people bring tremendous skills, some of which we have, but which we always will need more of. And we have three basic challenges:

1.	The people integration challenge, in integrating these 330 employees with our 73 employees in Australia and making them seamless.

2.	Creating the global delivery model and educating them on using the global delivery model effectively with their skills.

3.	Integrating it in the client facing side, so that our customers get a unified relationship.

So, I think you know we are getting a number of benefits from this acquisition. So, I think which are some of them on the market side, some of them on the people side, some of them on the strategy side, some of them on the public perception side.

Amit Khurana: Okay fine. Thank you and all the best.

Nandan Nilekani: Thank you.

Moderator: Thank you very much sir. We take our next question from Mr. Pramod Gupta of ABN AMRO.

Pramod Gupta: Thank you for allowing me to ask the question. Just one or two important things about the acquisition. How was the valuation done, and secondly, what were the last year or previous year financials for the company, if you could just share some of those things?

Bala: The valuation is a negotiated value between two principals. The Citi group is giving the fair valuation certificate, and financials for the two years is available in the presentation.

Pramod Gupta: Thank you very much sir.

Moderator: Thank you very much sir. Participants who wish to ask questions please press *1 now. We have our next question from Mr. Vipin Khare of Citi group.

Vipin Khare: Yeah hi, I just had two questions. Do you have any plans for further acquisitions, are you open to those, and secondly, do you have any profitability bench marks for these acquisitions?

Mohandas Pai: Our strategy on acquisition is to keep looking. We have a team which looks at these acquisitions, and you know we constantly look at them. To say at any point of time, we are looking at five companies, four companies etc., would not be right. As far as profitability bench marks are concerned, our strategy is to ensure that the companies that they choose for acquisition can be made profitable within a limited period of time and are basically EPS accretive.

Vipin Khare: Thank you.

Moderator: Thank you very much sir. Our next question comes from Mr. Ajay Mathurani of Edelweiss Capital.

Ajay: Yeah hi, good evening. I wanted to know in terms of Expert’s market presence in Australia, in terms of how large, small is it, what quartile is it kind of in terms of revenue and employees, and the number of clients that it has?

Bala: See the revenues last year ending June 30, 2003, were US $34.6 million. It has about 330 employees, about 40 customers, and 74% is revenue from telecommunication services.

Ajay: Okay, but in terms of the Australian market, in terms of other comparable companies you know, is in terms of size is it in the top quartile, the bottom quartile, or some such indication?

Bala: We don’t really have it. It is a reasonable sized company and a lot of the Australian market is actually dominated by global companies, and I think if you were to look at the companies of total Australian origin, it is a very decently sized company.

Ajay: Okay, thanks a lot.

Moderator: Thank you very much sir. Our next question comes from Ms. Parul Inamdar of Asit. C Mehta.

Parul: Could you throw some light as to what is the revenue mix of this company?

Bala: About 74% of its revenue is from telecommunication services, and the balance is from retail and financial services, and 11% is others.

Parul: Okay, and what would be the kind of capacity utilization?

Bala: Utilization rate is between 70-75%.

Parol: Okay, thank you.

Moderator: Thank you very much madam. Next in line we have Mr. Lobo from Kotak Securities.

Lobo: Yeah just had question on the Australian market, just wanted to check out if you can kind of cost differential between the Australian market and say the US market from a labor perspective, and are there any kind of visa related issues that you see in Australia vis-à-vis the other markets, how stringent or strict are they?

Bala: Are you talking about with respect to this transaction or in general? I mean in this transaction we are getting 330 local employees, so there is no question of any visa issues. And from a market perspective I think there are no visa issues in Australia, it is quite streamlined.

Lobo: Okay, thank you.

Moderator: Thank you very much sir. Participants who wish to ask questions, please press *1 now. If you wish to ask the questions, please press *1 now. Coming up next is a question from Mr. Dipen Shah of Doulat Capital.

Dipen Shah: Yeah good evening, just one question on the valuation like the company had a profit of about $5 million last year and we are paying about $22 million that too spread over a three year period. So looking at it, it looks to be a company acquired at a PE multiple of 4. So just wanted to know some reasons like why is it acquired so cheap, anything in particular if you have to say?

Bala: Dipen as I told you earlier it is a negotiated price.

Dipen Shah: Any comments on the growth rates achieved by this company over the past couple of years?

Bala: Last year their revenue growth rate was something around 38%, previous year also they had similar growth rate.

Dipen Shah: Okay, same thing for the bottom line also?

Bala: Bottom line I think last year they had grown by 22.8%.

Dipen Shah: Okay, no problems, thank you.

Moderator: Thank you very much sir. Next in line we have Mr. Vijay from Inam Securities.

Vijay: Hi, I just wanted to know, I mean what will be the percentage of the revenue from the top clients and top 5 clients for this ESI?

Bala: We cannot share the data.

Vijay: Okay but would you say that you know most of the telecom revenue will be from (inaudible).

Bala: They had 74% of the revenues coming from the telecom, 9% from finance, 4% from retail, 2% from government, and others is 11%.

Vijay: Okay, but you wouldn’t be able to tell the top client concentration?

Bala: No.

Vijay: Okay, thank you so much.

Moderator: Thank you very much sir. We have a followup question from Ms. Parul Inamdar of Asit.C Mehta.

Parul: Integration process to be over for this transaction?

Bala: Beg your pardon?

Parul: By when do you expect the entire integration to be completed in terms of people integration, work integration everything?

Bala: We expect the transaction to close in the first week of January, and we have a integration plan in place so that it will be fully integrated by January or middle of February.

Parol: Okay sir, thank you.

Moderator: Thank you very much madam. Participants who wish to ask questions, please press *1 Now. At this moment there are no further questions from participants. I would like to hand over the floor back to the Infosys management.

Krishnan: Pratibha are there any questions from Bangalore?

Moderator: No sir, there are no questions from Bangalore too.

Krishnan: Okay thank you.

Moderator: Thank you very much sir.

Krishnan: Yeah now we can go over to the question and answer session from the US analysts.

Monica: Thank you and we have a question from Moshey Khatri from SG Colougne, please go ahead with your question.

Moshey: Hi, I just got on the call a bit late and so apologize if the question has been asked. I have two-part question; one, would you ever consider going through an acquisition that would be (inaudible) to earnings, that is #1. And #2, what is your inclination to actually go ahead and go after larger acquisition, we are talking about more than looking at acquisition with the an annual revenue run rate of about $100 million or $200 million?

Mohan: Right now our focus is on looking at companies, which are accreting to earnings at this point of time. We may, however look at some strategic companies from time to time, but at this point of time this is the focus, and as far as large companies go, we are of the opinion at this point of time that we are not looking at companies to add mere scale, but we are looking at companies which give us some strategic advantage.

Nandan Nilekani: See I think the key thing to understand is that our fundamental strength comes from the strategic leverage of our business model. So clearly we do not want to do an acquisition and contaminate the model in any way. What we need going forward is to fill in some critical components of our overall game plan in terms of specific markets, specific skill sets, or specific solutions, and we anticipate that these will not be large acquisitions, they will really be point acquisitions that will help us to fill out our game plan.

Monica: Thank you. Our next question comes from Mr. Jackson Spears from (inaudible) please go ahead with your question.

Jackson: Congratulations on the acquisition, could you give me some flavor, first the size of the Australian IT market, and what you see as your competitive advantage with this transaction by integrating the two companies versus the globally EDS and Computer Sciences etc.

Nandan Nilekani: Well we do not have an exact phase on the services market, but what is happening in Australia is that there are a large number of customers primarily they are in the telecommunication sector, they are in banking and financial services, there are a few large retailers, then you have the large multinationals with operations in Australia, and of course you have the government. I think we are seeing both global players there and some other big names you mentioned IBM, EDS, Deloitte and others, and we are seeing some very high quality home grown companies like Expert, and we believe that the combination of Expert and Infosys now creates a model which can take on the capabilities of the incumbents.

Jackson: How many of those 40 customers that you named you share jointly with Expert?

Nandan Nilekani: I do not think it would be more than three or four.

Jackson: Thank you.

Monica: Thank you. Our next question comes from Steven Lantrum (inaudible) Group, please go ahead with your question.

Steven: Good evening gentleman and congratulations. We had some problems with the international lines, so forgive me if you have already addressed this particular question. It appears to me that the acquisition is primarily focused on building a larger Australia market presence, but do you see yourself leveraging those capabilities in any way relative to your global delivery model or do you see using India resources as a way to complement the acquisition by doing more blended delivery for your Australian clients out of India?

Nandan Nilekani: Yeah I think you know there are three different things we are doing, you know, one is we are integrating the employees of Expert with the employees of Infosys. Second, we are taking an organization that essentially provides us a local site in situ delivery to make them work with our global delivery so that we can provide integrated global delivery solution. The third thing is where we have common customers we are focusing on combining the value that they bring and the value that we have brought to create synergistic solutions. So taking this organization and fitting into global delivery is a very, very important part of what we are doing.

Steven: And in fact if I ask just a follow on questions that from what I have seen of Expert they position themselves largely as Microsoft expertise but not necessarily along the lines of vertical industry expertise, leaving aside for a moment that obviously they are very strong in telecom. I.s any part of this acquisition due more towards vertical industry or business solutions expertise or is it primarily just for the local market capability?

Nandan Nilekani: You are right in saying that you know they have a very strong Microsoft partnership they have a lot of dot net expertise and also telecom is one of their strengths, a lot of architects and others in telecom, but I think we have a chance, you know, for example, they work in financial services, today Infosys has close to $400 million of revenue from financial services and we believe that there is some cross opportunity there in terms of knowledge, if their third sector is in retailing, which again we have a strong story in retailing. So we do expect some cross selling, but even more than that I think some of the service offerings that Infosys bring to the table is not part of the current Expert suite of services, and we think that therefore we can also cross sell Infosys services to the existing suite of clients of Expert.

Steven: Understood, thank you.

Monica: Once again if there are any more questions please * and then 1 on the touchtone phone; and our next question comes from Avinash Singh from (inaudible), please go ahead with your question.

Avinash Singh: Hi sir, congratulations on a good acquisition. You know just looking at the numbers I find that the revenue per employee for our acquisition is quite similar to what Infosys has. Are we saying that the type of the work which they are doing, the work profile, is it similar to what Infosys does or are they doing some high value added work, some domain expertise or architecture over there?

Mohandas Pai: I do not know how you got that figure, there are 330 employees that includes support of 40 people, you take 290 employees, 290 employees are getting about AUS $46 million, and if you take the utilization rate of 80%, that will be about 240 people, 240 people getting about $46 million is approximately about AUS $180,000, and if you apply a conversion rate, it is $125,000, is akin to our onsite rates. Now what we have to do is to bill the offshore fees to make sure that we get the blended rate which is equal to what Infosys gets. So it is true that the composite, the revenue that they earn is equal to the onsite rate that Infosys earns onsite.

Avinash Singh: Yeah that is what I am pointing exactly, it is similar to Infosys onsite rate, so are they doing similar work as what we do onsite or are there some difference?

Nandan Nilekani: Well first of all our onsite rates are good, so that is also there, it is not that their onsite rates are bad but our onsite rates are good. Second thing is that they have quite a first of all I think they have two or three strengths, one is, as I said earlier they are a very strong Microsoft group and we are now looking at exchanging best practice between them and our Microsoft Center of Excellence; second is, we think they have a fairly good set of project managers and technology architects and we think that if you can synergize that with our global delivery we can get much more leverage from them.

Avinash Singh: Second question which I have is that I notice that in year 2003 suddenly the growth rate of this company spurted quite significantly compared to 2002 or 2001, that is basically based on a graph which they gave on the website. Is there some particular reason behind that or is it just recovery of business of company?

Mohandas Pai: It is just that the they got a few good accounts which ramped up, and I think that is the way companies grow. Also I think you know what you have to see is and that is why I think this deal has made lots of sense. I think the combination of their customers and there (inaudible) Infosys has a chance to make the contribution different from what they are going to do on their own.

Avinash Singh: Right, right and the last question, can you tell me how many telecom customers they have?

Nandan Nilekani: No we cannot give you the customer numbers or by category, totally it is 40.

Avinash Singh: Okay, thanks a lot.

Monica: Thank you once again. If there are any questions please press *1 on your touchtone phone; and our next question comes from Nandita (inaudible) Capital, please go ahead with your question

Nandita: Hi congratulations sir. A couple of questions for you Mohan, what is the pay back period, why Australia, what can you expect in terms of incremental growth?

Mohandas Pai: Well I think, Australia is a good market to focus on, there are large global players then there are local players, so there is room for a offshore large player like Infosys to come in and to compete effectively, the rates are quite encouraging, the margins are good, there is a need for the service, and we can grow rapidly in the Australian markets and bring the benefits of the global delivery models to our customers. Why Australia? We scanned the landscape of companies in the areas of operations in the US, Europe, and the Asia Pacific, at this point of time, this transaction happened, everything fitted, we agreed, we signed the deal, it took us two months, and we think this company can grow quite rapidly to address the market.

Nandita: So at the same rate as Infosys’ growth or higher?

Mohandas Pai: Well I do not want to make comment about the growth rates because we will be talking about it later, you know, annual guidance for the year.

Nandita: Okay, but what would you say is this sort of natural growth of the Australian market from the IT services, what makes (inaudible) fast growing market, is it absence of competition from other Indian companies, what is it?

Mohandas Pai: Well, the Australian market is growing at a rate from whatever reports we have read that 6 to 8%, it is not a great growth rate there, quite a mature markets in terms of growth rate in IT, but we have an ability to increase our market share within that market.

Nandan Nilekani: I think the key thing to understand is that you have a set of incumbents whose model is under threat, and you have a set of companies using the global delivery model who are taking away market share, now with this acquisition Infosys both differentiates itself from the incumbents as well as from the other Indian companies, and therefore it has the opportunity to take a very important spot in the market.

Nandita: And Mohan you are so normally such a numbers guy, tell me what’s the pay back period?

Mohandas Pai: I do not want to reply to that right now because you know we told people that we will talk about this company and the guidance that you have, we of course have our internal numbers, we want to make sure that any investment that we make will earn us a rate of return on capital employed which is close to what we currently earn over a period of time when the initial any start up expenditure has been based of, that is our target, but I do not want to give any numbers right now.

Nandita: Thank you.

Monica: Thank you, and our next question comes from Steven Lantrum (inaudible), please go ahead with your question.

Steven: Thank you, follow up question, we have seen a few examples of large Indian companies doing acquisitions in local markets, and so far the results although have not been long term have been somewhat mixed relative to retention of employees in the acquired companies. Are there any specific plans you have to blend the cultures, by that I mean small c and capital C if you will, the business cultures of the two companies to ensure high level of retention of the Expert employee base.

Nandan Nilekani: Yes, actually we looked a lot at these issues, because you are right if the cultural fit is not there then the acquisition could go sour, and one of the reason why we are able to make these decisions so quickly is that we were struck by the similarities of the culture of this company with Infosys, in fact for many of us it reminded of Infosys 12-15 years back. So I think we are quite comfortable that we will be able to achieve the fit, apart from that if you look at the deal structure you know our cash and escrow is AUS $19 million and we have another AUS $12 million which is both earn out based on meeting financial parameters as well as a retention bonus which is out of the 12 million, 3 million of that is retention bonus, which is basically over two years, the vesting is over two years. So we have both culturally we do it and also we think we have incentivization done for retention.

Steven: Thank you.

Monica: Thank you. At this time I show no other questions, once again if there are any more questions on the US side please press *1 on your touchtone phone.

Mohandas Pai: Folks if there are no other questions I would like to invite Krishnan to give the closing remarks.

Krishnan: Thank you very much for participating in the conference call, we will look forward to speaking with all of you on Friday the January 9th when we announce the third quarter results, thank you very much.

Mohandas Pai: Thank you very much.